UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-24931
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
S1 CORPORATION 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
S1 Corporation
705 Westech Drive
Norcross, Georgia 30092

S1 CORPORATION 401(k)
SAVINGS PLAN

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Plan Administrators of the
S1 Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of S1 Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules as of and for the year ended December 31, 2008 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta,Georgia June 12, 2009

S1 CORPORATION 401(k)
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	December 31,
	2008	2007

Assets
Investments, at fair value
Registered investment funds	$24,614,800	$39,282,008
Common/collective trust funds	7,010,178	7,410,227
S1 Corporation common stock	3,783,523	3,608,088
Participant loans	430,181	458,124

	35,838,682	50,758,447

Net assets available for benefits, at fair value	35,838,682	50,758,447
Adjustment from fair value to contact value for common/collective trust fund investment contracts	(5,508)	—

Net assets available for benefits	$35,833,174	$50,758,447

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

Additions

Investment income (loss)
Interest and dividend income	$1,144,342
Interest on participant loans	34,764
Net depreciation in fair value of investments	(17,957,784)

Total investment loss, net	(16,778,678)

Contributions
Participants	4,368,985
Employer	857,325
Rollovers from other plans	99,212

Total contributions	5,325,522

Total reductions, net	(11,453,156)

Deductions

Benefits paid to participants	(3,472,016)
Administrative expenses	(101)

Total deductions	(3,472,117)

Net decrease in assets available for benefits	(14,925,273)

Net assets available for benefits, beginning of the year	50,758,447

Net assets available for benefits, end of the year	$35,833,174

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1—DESCRIPTION OF THE PLAN
The following is a brief description of the S1 Corporation 401(k) Savings Plan (the “Plan”). Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General: The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions: Participants may contribute from 1% to 50% of their pretax earnings, within regulatory limits. Rollover contributions from other qualified plans are permitted. The Company matches 50% of employee deferrals up to 4% of eligible compensation. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time. All of the Company’s matching contributions are made in cash.
Rollovers from Other Plans: Transfers of account balances from other qualified retirement plans by employed participants are presented as “Rollovers from other plans” in the Statement of Changes in Net Assets Available for Benefits.
Participant Accounts: All contributions made to the selected investment funds are participant directed. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings (losses). Matching contributions are allocated based on employee contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Upon enrollment in the Plan, participants may direct contributions to various investment options, including mutual funds, common/collective trusts and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock fund are subject to certain restrictions, as defined in the Plan document. The Plan allocates earnings (losses) to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings (loss) allocations to participant accounts occur at various intervals throughout the year and depend on the funds in which the participant has invested. For a description of the Plan’s investment options, participants should refer to each fund’s most current prospectus.
Vesting: Participants vest immediately in their contributions plus or minus any earnings or losses thereon. Company contributions plus or minus any earnings or losses thereon vest at a rate of 25% per year starting with the first year of participation. Participants also become fully vested in Company contributions upon early retirement age, total and permanent disability, or death.
Distribution of Benefits: Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $1,000 or less will have the value of their vested accounts distributed to them in a lump sum. If the vested account balance is greater than $1,000, the participant may elect to receive a lump sum distribution, make a rollover distribution, or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either a lump sum or periodic payments. If participants die before receiving a distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he or she elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he or she elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.
Participant Loans: Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balance during the 12 months preceding the date of the participant loan, or (b) one-half of the present value of the participants’ vested interest in their accounts. Interest on the participant loans is 1% over the prime rate on the first business day of the month in which the loan is issued. Participants may have only one loan outstanding at any time.
Forfeitures: Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years of a break in service. Forfeitures can be used by the Company to pay administrative expenses or to reduce employer contributions. Forfeitures of approximately $82,000 were used to reduce employer contributions in 2008. As of December 31, 2008, approximately $36,000 in forfeitures were available to be used in the future.
Administrative Expenses: The Company pays administrative expenses in excess of forfeitures. Administrative expenses paid by the Plan amounted to $101 for the year ended December 31, 2008.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Reclassifications: Certain reclassifications have been made to the 2007 financial statements to conform to the presentation used in the 2008 financial statements.
Investment Valuation: The investments are stated at fair value in the Statements of Net Assets Available for Benefits with the exception of the SunTrust Retirement Stable Asset Fund (a common/collective trust fund) which is stated at contract value at December 31, 2008 and 2007. The adjustment from fair value to contract value is disclosed in the Statement of Net Assets Available for Benefits.
On January 1, 2008, the Plan adopted the Financial Accounting Standards Board issued Statement No. 157 (SFAS 157), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements (except leases), but does not require any new fair value measurements. SFAS 157 establishes a hierarchy to classify the inputs used in measuring fair value and requires disclosure of the level in the fair value hierarchy applicable to an entity’s fair value measurements. Refer to Note 3 for disclosures provided for fair value measurements of plan investments.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit –Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts that are fully benefit-responsive held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the SunTrust Retirement Stable Asset Fund.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the SunTrust Retirement Stable Fund and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the SunTrust Retirement Stable Fund is based on information reported by the issuer of the fund at year end.  The contract value of the SunTrust Retirement Stable Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.
Use of Estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits: Benefits are recorded when paid.
Risks and Uncertainties: The Plan invests in various securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
NOTE 3—FAIR VALUE MEASUREMENTS
SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1 which is defined as observable inputs such as quoted prices in active markets; Level 2 which is defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 which is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The following table summarizes the assets carried at fair value measured on a recurring basis as of December 31, 2008:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Carrying	Identical Assets	Observable Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Registered Investments:
Mutual funds	$24,523,064	$24,523,064	$—	$—
Money market funds	91,736	91,736
S1 Corporation common stock	3,783,523	3,783,523	—	—
Common/collective trust funds	7,010,178	—	7,010,178	—
Participant loans	430,181	—	—	430,181

Total investments measured at fair value	$35,838,682	$28,398,323	$7,010,178	$430,181

The valuation methodology used to measure the fair value of the mutual funds, money market funds and S1 Corporation common stock were derived from quoted market prices as substantially all of these instruments have active markets.
The common/collective trust funds consist of two funds: SunTrust Retirement 500 Index Fund Class B (the “Index Fund”) and the SunTrust Retirement Stable Asset Fund (the “Asset Fund”). The Index Fund is a fund in which the investments correspond to the price and yield performance of publicly traded stocks as represented by the Standard and Poor’s 500 Composite Stock Price Index. The Asset Fund was established for employee benefit plans and primarily invests in investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective trust funds) with similar characteristics. The Asset Fund’s investments in collective investment trust funds are carried at net asset value. Short-term investments with an original maturity of sixty days or less are valued at their amortized cost. The Asset Fund’s investment contracts are carried at contract value.
Participant loans, all of which mature by the end of 2020 and are secured by vested account balances of the borrowing participants, were valued at their outstanding balance, which represents fair value.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Fair Value Measurements at Reporting Date
Using Significant Unobservable Inputs (Level 3)
Participant Loans:
Beginning balance	$458,124
Issuances and repayments, net	(27,943)

Ending balance	$430,181

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4—SIGNIFICANT INVESTMENTS
The following table presents investments at fair value as of December 31, 2008 and 2007 that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2008	2007

Dreyfus Premier S&P Stars Opp R	$3,459,942	$5,386,955
Goldman Sachs Large Cap Value Inst	2,274,879	3,541,405
MFS Research Bond Fund — A	1,960,862	*
Oppenheimer International Small Co — A	*	4,638,890
RidgeWorth Life Vision Growth & Inc I (1)	1,836,075	2,575,988
RidgeWorth Small Cap Growth Stock I (2)	*	2,773,973
T. Rowe Price Growth Stock	4,215,149	7,426,739
T. Rowe Price Retirement 2030 Fund	1,853,950	2,633,926
SunTrust Retirement 500 Index Fd Class B (3)	2,528,246	4,345,515
SunTrust Retirement Stable Asset Fund (3)	4,481,932	3,064,712
S1 Corporation Common Stock	3,783,523	3,608,077

*	Balance not greater than 5% of Plan’s net assets

(1)	Formerly STI Classic Life Vision Growth & Inc I

(2)	Formerly STI Classic Small Cap Growth Stock I

(3)	Common/collective trust fund
The S1 Corporation common stock balance includes amounts contributed based on participant elections.
Net (depreciation) appreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the period) for the year ended December 31, 2008 is comprised of the following:

Net (Depreciation)
Appreciation

Registered investment funds	$(18,132,180)
Common/collective trust funds	(173,442)
S1 Corporation common stock	347,838

$(17,957,784)

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 6—TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 7—PARTY-IN-INTEREST TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.
At December 31, 2008 and 2007, the Plan held 479,534 and 494,257 shares of S1 Corporation common stock with a market value of $3,783,523 and $3,608,077, respectively. All transactions in S1 common stock held within the S1 Common Stock Fund qualify as party-in-interest transactions since S1 Corporation is the Plan sponsor.
The Plan issues loans to participants, which are secured by the balances in the participant’s accounts. These transactions qualify as party-in-interest transactions.
The Plan offers investments in mutual funds and collective trusts from the family of funds of RidgeWorth and SunTrust which are affiliates of SunTrust, the current trustee. These affiliates receive investment management fees related to these mutual funds and collective trusts prior to any fund and/or trust being allocated investment earnings or losses.
NOTE 8—NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Company remitted 2008 participant contributions of $4,774 to the Trustee later than required by Department of Labor Regulation 2510.3-102 resulting in prohibited transactions. Accordingly, the Company will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transactions. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 9—FORM 5500 RECONCILIATION
Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 compared to net assets per the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits	$35,833,174	$50,758,447
Adjustment from fair value to contact value for common/collective trust fund investment contracts	5,508	—

Net assets per the Form 5500	$35,838,682	$50,758,447

Following is a reconciliation of the decrease in net assets available for benefits per the financial statements at December 31, 2008 to net loss per the Form 5500:

December 31,
2008

Net decrease in assets available for benefits	$(14,925,273)
Adjustment from fair value to contact value for common/collective trust fund investment contracts	5,508

Net assets per the Form 5500	$(14,919,765)

SUPPLEMENTAL INFORMATION

S1 CORPORATION 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4a
DELINQUENT PARTICIPANT CONTRIBUTIONS
PLAN NO. 01
EIN NO. 58-2395199
FOR THE YEAR ENDED DECEMBER 31, 2008

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

S1 Corporation	Employer/Plan Sponsor	The Company remitted 2008 participant contributions to the Trustee later than required by Department of Labor Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transactions. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.	$4,774

S1 CORPORATION 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NO. 58-2395199
DECEMBER 31, 2008

Identity of Issue, Borrower,	Description of Investment including maturity date,			Current
Lessor, or Similar Party	rate of interest, collateral, par value or maturity value			Value

Registered investment funds
Mutual funds
MFS	Research Bond Fund — A	223,587	shares	$1,960,862
Federated	Total Return Government Bond	2,416	shares	28,047
Dreyfus	Premier S&P Stars Opportunity Fund — R	221,933	shares	3,459,942
Franklin	Small cap Value Adv	9,840	shares	271,583
Goldman Sachs	Large Cap Value Institutional Fund	263,601	shares	2,274,879
	Mid Cap Value Institutional Fund	31,315	shares	695,199
Oppenheimer	Developing Market Fund	54,275	shares	862,428
	International Small Co — A	152,610	shares	1,399,431
* RidgeWorth Funds	International Equity Index Fund	84,065	shares	865,865
(formerly STI Classic)	Life Vision Growth & Inc Fund	246,123	shares	1,836,075
	Small Cap Growth Stock I	172,398	shares	1,617,089
T. Rowe Price	Growth Stock Fund	219,083	shares	4,215,149
	Retirement 2010 Fund	27,601	shares	309,410
	Retirement 2020 Fund	125,631	shares	1,395,763
	Retirement 2030 Fund	166,125	shares	1,853,950
	Retirement 2040 Fund	112,169	shares	1,242,830
	Retirement Income Fund	22,729	shares	234,562

Money market funds
* RidgeWorth Funds	US Treasury Money Market I	67,499	shares	67,499
(formerly STI Classic)	Prime Quality Money Market Fund	24,063	shares	24,063

Common/collective trust funds
* SunTrust	Retirement 500 Index Fd Class B	348,282	shares	2,528,246
	Retirement Stable Asset Fund	110,076	shares	4,481,932

S1 Corporation common stock
* S1 Corporation	Common Stock	479,534	shares	3,783,523
	Employer Stock Awaiting Purchase Fund	174	shares	174

Participant loans
* Various Plan Participants	Participant loans with interest rates ranging from 5% to 9.25% and maturing through 2020			430,181

Total				$35,838,682

*	Indicates party in interest.

Cost information is not required for participant directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401(k) Savings Plan
(Name of Plan)

Date: June 18, 2009	/s/ Paul M. Parrish
Paul M. Parrish
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm